Exhibit 99.1

Sir Joseph Banks Corporate Park Suite 3 Level 2 32 Lord Street Botany NSW 2019	Telephone 612 8113 1600 Facsimile: 612 8113 1622 info@simsmm.com www.simsmm.com

10 September 2013

Company Announcements Office

Australian Securities Exchange Ltd

Level 6

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Re: Listing Rule 3.16.1

Further to our release of 23 August 2013, and in accordance with Listing Rule 3.16.1, we wish to advise that Mr Robert J. Bass was appointed as an independent non-executive director of Sims Metal Management Limited effective today.

Yours faithfully

Frank Moratti

Group General Counsel and Company Secretary

Sims Metal Management Limited

ABN 69 114 838 630